Exhibit 99.1

China Finance Online Reports Second Quarter and First Six Months of 2019 Unaudited Financial Results

BEIJING, September 26, 2019 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•	Net revenues were $8.9 million, in which revenues from the financial advisory business grew 82.6% year-over-year, revenues from advertising grew 60.2% year-over-year, and gross margin was 63.1%
•	Net loss attributable to China Finance Online was $3.0 million, compared with a net loss of $4.3 million in the second quarter of 2018
•	During the second quarter, the impact from economic environment and equity market slowed down the Company’s progress of business improvement
•	The Company’s operational metrics continued to improve and operation efficiency continued to increase
•	The Company continued investment in fintech started to show results

First Six Months of 2019 Highlights

•	Net revenues were $18.8 million
•	Net loss attributable to China Finance Online was $5.7 million, compared with a net loss of $9.5 million in the first six months of 2018
•

Built upon our development of a proprietary intelligent asset allocation system, Lingxi produced an average return of 6.15% and an average drawdown rate of 3.07% during the first six months of 2019, among the best performing products in the marketplace.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “During the second quarter of 2019, the bottom-line loss was further narrowed on a year-over-year basis. The efficiency of our fundamental businesses is improving.”

“During the second quarter, the Chinese stock markets suffered a crushing sell-off. However, as of early August, the traffic to our flagship website, JRJ.com.cn, bucked the downward market trend and rose to No. 280 in Alexa’s Global Ranking and to No. 44 in China from No. 430 and No. 62, respectively. We remain one of the most trusted financial news hubs with our proprietary content, fact-based journalism, breaking news coverage, analysis on market trends and various product offerings. We made significant inroad in content distribution, as subscribers of JRJ on TouTiao have been over 2 million and followers of JRJ on Baidu have also exceeded 1 million, placing us among the most recognized and popular financial media in China. We believe that the enhanced operational metrics paves the way for operation improvement. To strengthen our market leadership and increase monetization of the traffic, we also explored mobile marketing initiatives and formed strategic partnerships with several leading digital advertising platforms and advertising tech companies in China and abroad. Our recent partnership with one of the largest independent global mobile ad-tech platforms, InMobi, exemplifies our pursuit to connect global advertisers with the vast consumer market opportunities in China.”

“We are pleased that our continued investment in our fintech capabilities to empower the wealth management industry has started bearing fruits. Our i-TAMP (Turnkey Asset Management Platform) attracted dozens of new professional financial advisors and wealth managers to register and open their online stores on our platform. We continue to position our platform to be the one-stop destination for wealth management professionals when they need better research, premium analytics and a superior customer management system to support their decision marking and strengthen their client relations. Despite the market weakness in the second quarter, both of our investment advisory and wealth management services posted year-over-year growth. Well received by more and more brokerage firms, banks and asset management companies, our investment and technology DNA continues to position us as the premier trusted partner, especially in the area of investor education.”

“Built upon our development of a proprietary intelligent asset allocation system, Lingxi continues to register strong performance. While 92% of Lingxi users achieved positive returns, nearly 100% of the investors who currently hold Lingxi products for over one year received positive returns on their investment. In 2017, 2018 and 2019, Lingxi’s returns of 10.92%, 2.96% and 9.44%, respectively, and superior risk management capabilities have drawn serious attention from institutional investors.”

“Looking into the future, we will continue to strengthen our fintech capabilities through optimizing and upgrading our services and products, and also turn fintech research findings into scalable revenues. While we are confident about our technology capabilities and emerging market opportunities, we remain focused to further improve the top and bottom lines,” Mr. Zhao concluded.

Second Quarter 2019 Financial Results

Net revenues were $8.9 million, compared with $12.9 million during the second quarter of 2018 and $9.9 million during the first quarter of 2019. During the second quarter of 2019, revenues from financial services, the financial information and advisory business, and advertising services contributed 46.7%, 32.1% and 20.9% of the net revenues, respectively, compared with 46.4%, 43.8% and 9.0%, respectively, for the corresponding period in 2018.

Revenues from financial services were $4.2 million, a decrease of 30.5%, compared with $6.0 million during the second quarter of 2018 and $4.5 million during the first quarter of 2019. The year-over-year decrease of revenues from financial services was mainly due to a decline in the equity brokerage business.

Revenues from the financial information and advisory business were $2.9 million, compared with $5.7 million during the second quarter of 2018 and $3.2 million in the first quarter of 2019. The year-over-year decrease of revenues from the financial information and advisory business was mainly attributable to the decrease in subscription revenues from individual customers. For the long-term growth prospects of our individual subscription business, we have streamlined our sales team and upgraded our business operations in the second half of 2018. On the other hand, revenues from financial advisory business, a sub part of the financial information and advisory business, grew 82.6% year-over-year.

Revenues from advertising services were $1.9 million, compared with $1.2 million in the second quarter of 2018 and $2.0 million in the first quarter of 2019. The increased traffic to our site and readers’ recognition of our premium content also helped to elevate our advertising revenues on a year-over-year basis.

Gross profit was $5.6 million, compared with $8.5 million in the second quarter of 2018 and $6.4 million in the first quarter of 2019. Gross margin in the second quarter of 2019 was 63.1%, compared with 65.5% in the second quarter of 2018 and 64.5% in the first quarter of 2019. The year-over-year and quarter-over-

quarter decreases in gross margin were mainly due to the decrease of revenue contribution from individual subscription services.

General and administrative expenses were $2.5 million, a decrease of 16.4% from $3.0 million in the second quarter of 2018, and a decrease of 6.6% from $2.7 million in the first quarter of 2019. The year-over-year and quarter-over-quarter decreases were mainly due to effective cost control measures and the ongoing streamlining of the operations.

Sales and marketing expenses were $3.8 million, a decrease of 41.7% from $6.6 million in the second quarter of 2018, and an increase of 6.9% from $3.6 million in the first quarter of 2019. The year-over-year decrease was mainly attributable to the further streamlining of the sales and marketing division and improved operational efficiency.

Research and development expenses were $2.6 million, a decrease of 32.2% from $3.8 million in the second quarter of 2018 and with no significant difference from $2.6 million in the first quarter of 2019. The year-over-year decrease was mainly attributable to improved efficiency after the consolidation of the R&D team. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in its fintech capabilities.

Total operating expenses were $8.9 million, a decrease of 33.3% from $13.4 million in the second quarter of 2018, and no significant difference from $8.9 million in the first quarter of 2019. The year-over-year decrease was mainly due to improved operational efficiency and effective cost control.

Loss from operations was $3.3 million, compared with a loss from operations of $4.9 million in the second quarter of 2018 and a loss from operations of $2.5 million in the first quarter of 2019.

Net loss attributable to China Finance Online was $3.0 million, compared with a net loss of $4.3 million in the second quarter of 2018 and a net loss of $2.8 million in the first quarter of 2019.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.13 for the second quarter of 2019, compared with fully diluted loss per ADS of $0.19 for the second quarter of 2018 and fully diluted loss per ADS of $0.12 for the first quarter of 2019. Basic and diluted weighted average numbers of ADSs for the second quarter of 2019 were 23.0 million, compared with basic and diluted weighted average number of ADSs of 22.8 million for the second quarter of 2018 and for the first quarter of 2019. Each ADS represents five ordinary shares of the Company.

First Six Months of 2019 Financial Results

Net revenues for the first six months of 2019 were $18.8 million, compared with $26.2 million in the first six months of 2018.

Gross profit for the first six months of 2019 was $12.0 million, compared with $16.7 million in the first six months of 2018.

Net loss attributable to China Finance Online for the first six months of 2019 was $5.7 million, compared to a net loss of $9.5 million in the first six months of 2018.

Fully diluted losses per ADS attributable to China Finance Online was $0.25 for the first six months of 2019, compared with fully diluted loss of $0.42 for the first six months of 2018.

As of June 30, 2019, total shareholders' equity of China Finance Online was $30.1 million. Total cash and cash equivalents, short-term and long-term investments were $9.6 million.

Recent Developments

•	Lingxi Robo-Advisor recorded strong performance in the first six months of 2019

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. Lingxi produced an average return of 6.2% during the first six months of 2019, once again among the best performing products in the marketplace. The best strategy of Lingxi posted a return of 9.8% in the first six months of 2019. All strategies of Lingxi managed to control the fluctuation under 6.7% while the volatility of Shanghai index reached 22.6% during the same period.

•	China Finance Online Signed Strategic Partnership Agreement with InMobi

In April, the Company entered into a strategic partnership agreement with global mobile advertising tech company, InMobi, to introduce more advertisers to the large audience base from China Finance Online’s mobile app. Headquartered in Bangalore, InMobi is one of the world’s largest independent mobile advertising platforms with 1.5 billion MAUs (monthly active users) in Asia-Pacific, Middle East, North America, South America and Europe. InMobi’s notable clients include Netflix, Amazon, Samsung, Facebook, Uber, Walmart, Flipkart, P&G, Twitter, Unilever, McDonald’s, eHarmony, Letgo, Gameloft, and BMW, etc. In China, InMobi services over 300 advertisers across a broad spectrum of industries such as consumer goods, e-commerce, online gaming, travel OTA, financial services and airlines.

•	China Finance Online Hosted 2019 Global Think Tank and High-tech Summit

On June 28, 2019, to celebrate the opening of the 2019 Summer World Economic Forum, the Company hosted the “2019 Global Think Tank and High-tech Summit” in Beijing. Nearly 100 law makers, corporate executives, academics, financial institution research analysts, and investors attended the event to discuss the highly anticipated 5G roll-out and emerging business opportunities. Among the keynote and panel speakers, there were members from the Ministry of Industry and Information Technology, CICT, ICBC, China Unicom, Xiaomi.

Conference Call Information

The management will host a conference call on September 26, 2019 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time September 27, 2019). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 2158638

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/ahvaxor6.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Jun. 30, 2019	Dec. 31, 2018
Assets
Current assets:
Cash and cash equivalents	6,301	12,493
Trust bank balances held on behalf of customers	34,410	31,218
Accounts receivable, net - others	7,458	7,102
Accounts receivable, net - Margin clients	20,645	17,751
Short-term investments	873	—
Prepaid expenses and other current assets	3,334	2,409
Total current assets	73,021	70,973
Long-term investments, net	2,404	2,411
Property and equipment, net	3,846	4,459
Acquired intangible assets, net	85	85
Right-of-use assets	5,337	—
Rental deposits	831	964
Goodwill	108	108
Deferred tax assets	1,011	1,473
Other deposits	218	216
Total assets	86,861	80,689

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,406 and $7,119 as of Jun. 30, 2019 and December 31, 2018, respectively)	7,201	8,127
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,928 and $3,846 as of Jun. 30, 2019 and December 31, 2018, respectively)	16,284	11,728
Dividends payable to noncontrolling interests (including dividends payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of Jun 30, 2019 and December 31, 2018, respectively)	89	—
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,372 and $5,599 as of Jun. 30, 2019 and December 31, 2018, respectively)	34,410	31,218
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $188 and $189 as of Jun. 30, 2019 and December 31, 2018, respectively)	2,953	2,947
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,704 and nil as of June 30, 2019 and December 31, 2018, respectively)	2,501	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $(2) as of Jun. 30, 2019 and December 31, 2018, respectively)	155	155
Total current liabilities	63,593	54,175
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $13 as of Jun. 30, 2019 and December 31, 2018, respectively)	16	29
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,572 and nil as of June 30, 2019 and December 31, 2018, respectively)	2,532	—
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(12) and $(9) as of Jun. 30, 2019 and December 31, 2018, respectively)	145	149
Total liabilities	66,286	54,353
Noncontrolling interests	(9,529)	(9,110)
Total China Finance Online Co. Limited Shareholders' equity	30,104	35,446
Total liabilities and equity	86,861	80,689

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Six months ended
	Jun. 30, 2019	Jun. 30, 2018	Mar.31, 2019	Jun. 30, 2019	Jun. 30, 2018
Net revenues	8,927	12,927	9,855	18,782	26,207
Cost of revenues	(3,294)	(4,464)	(3,496)	(6,790)	(9,519)
Gross profit	5,633	8,463	6,359	11,992	16,688
Operating expenses
General and administrative (includes share-based compensation expenses of $290, $564, $305, $595 and $1,142 respectively)	(2,510)	(3,003)	(2,688)	(5,198)	(6,255)
Sales and marketing (includes share-based compensation expenses of $3, $65, $30, $33 and $133, respectively)	(3,839)	(6,586)	(3,590)	(7,429)	(12,829)
Product development (includes share-based compensation expenses of $14, $64, $16, $30 and $127, respectively)	(2,551)	(3,764)	(2,576)	(5,127)	(7,531)
Total operating expenses	(8,900)	(13,353)	(8,854)	(17,754)	(26,615)
Income (loss) from operations	(3,267)	(4,890)	(2,495)	(5,762)	(9,927)
Interest income	11	18	9	20	78
Interest expense	—	(1)	—	—	(1)
Long-term investment loss, net	(1)	—	—	(1)	—
Short-term investment income, net	5	(80)	4	9	(79)
Gain(loss)on the interest sold and retained noncontrolling investment	—	1	(298)	(298)	(1)
Equity method investment income	—	(2)	(2)	(2)	(3)
Other income (loss), net	(53)	69	—	(53)	(309)
Exchange gain (loss), net	34	66	(101)	67	113
Income (loss) before income tax expenses	(3,271)	(4,819)	(2,883)	(6,154)	(10,129)
Income tax expenses	35	133	(501)	(466)	(135)
Net income (loss)	(3,236)	(4,686)	(3,384)	(6,620)	(10,264)
Less: Net income (loss) attributable to the noncontrolling interest	(268)	(348)	(602)	(870)	(767)
Net income (loss) attributable to China Finance Online Co. Limited	(2,968)	(4,338)	(2,782)	(5,750)	(9,497)
Net income (loss)	(3,236)	(4,686)	(3,384)	(3,236)	(10,264)
Changes in foreign currency translation adjustment	52	(479)	14	66	(80)
Other comprehensive income (loss), net of tax	52	(479)	14	66	(80)
Comprehensive income (loss)	(3,184)	(5,165)	(3,370)	(6,554)	(10,344)
Less: comprehensive income (loss) attributable to noncontrolling interest	(268)	(348)	(602)	(870)	(767)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(2,916)	(4,817)	(2,768)	(5,684)	(9,577)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.03)	(0.04)	(0.02)	(0.05)	(0.08)
Diluted	(0.03)	(0.04)	(0.02)	(0.05)	(0.08)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.13)	(0.19)	(0.12)	(0.25)	(0.42)
Diluted	(0.13)	(0.19)	(0.12)	(0.25)	(0.42)
Weighted average ordinary shares
Basic	114,690,324	113,866,602	113,920,617	114,307,596	113,856,379
Diluted	114,690,324	113,866,602	113,920,617	114,307,596	113,856,379
Weighted average ADSs
Basic	22,938,065	22,773,320	22,784,123	22,861,519	22,771,276
Diluted	22,938,065	22,773,320	22,784,123	22,861,519	22,771,276